Exhibit 99.1

Cuprina Holdings Announces Completion, Receipt of Certification and License,

for IVF Media Production Facility Built in Collaboration with Ferti-Craft Pte Ltd.

SINGAPORE, May 5, 2025 – Cuprina Holdings (Cayman) Limited (Nasdaq: CUPR) (“Cuprina” or “the Company”), a biomedical and biotechnology company dedicated to the development and commercialization of products for the management of chronic wounds and infertility, as well as cosmeceuticals for the health and beauty sector, today announced it had, on April 6, 2025, completed construction of , and obtained ISO 13485 certification  and a dealer license  for, an operational in-vitro fertilization (“IVF”) media production facility in Singapore.

The ISO 13485 certification, which validates that Cuprina’s quality management system at the facility meets internationally agreed standards for medical device manufacturing, was issued by United Kingdom Accreditation Service (“UKAS”), a part of the International Accreditation Forum (“IAF”). The dealer license, which confers legal authorization to businesses operating in specific activities including manufacturing, importing, or wholesaling medical devices, was issued by the Singapore Health Sciences Authority (HSA).

Built as part of an Agreement with Ferti-Craft Pte Ltd.(“Ferti-Craft”), a Singapore-based medtech company, the facility is intended to produce 14 SKUs of the IVF media product containing the nutrients, electrolytes, amino acids, and other materials required to stimulate fertilization of sperm and ovum in-vitro (in the lab).

Cuprina will collaborate with Ferti-Craft to prepare and submit the required regulatory dossiers for registration with Singapore Health Sciences Authority (“HSA”). The goal is to obtain approval for 14 IVF media product SKUs. The project aims to secure HSA approval for commercial sale before the fourth quarter of 2026.

Ferti-Craft will be responsible for obtaining all necessary documentation and testing certificates required by HSA, arranging the selection and logistics of all raw materials required for the production of these SKUs, and contributing the intellectual property, subject matter expertise on human assisted reproductive technology (“ART”), and production know-how on the preparation of these SKUs.

Subject to obtaining the necessary regulatory approvals, the facility is expected to commence producing commercialized product by the fourth quarter of 2026. Ferti-Craft expects initial sales to be primarily in Singapore, with an expanded presence to follow in select ASEAN countries, the Middle East and other global markets.

“We are very excited to be collaborating with Ferti-Craft on this IVF media production facility, the first of its kind in Singapore to be established by a Singapore company,” said Cuprina chief executive David Quek. “Our previous set-up of ISO 13485-compliant facilities in connection with our MEDIFLY live maggot wound care therapy has, we believe, provided us with the experience and expertise necessary to build and manage such facilities and ensure they meet production output on a timely schedule.”

Ferti-Craft co-founder Jai Thampi added, “As the Singapore developer of IVF media, we wanted to collaborate with a trusted and established company with a facility that meets international standards. Cuprina’s overall experience and flexibility to scale their facility to meet our stringent requirements gave us the confidence to ink this strategic agreement.”

According to Global Market Insights, the total ART market was valued at $34.7 billion in 2023. Due to the rising prevalence of infertility, the growing acceptance of ART technology, and other factors, this market is expected to grow at a CAGR of 6.9% to reach $62.8 billion by 2032.

About Cuprina Holdings (Cayman) Limited

We are a Singapore-based biomedical and biotechnology company that is dedicated to the development and commercialization of innovative products for the management of chronic wounds, as well as operating in the health and beauty sectors. Our expertise in biomedical research allows us to identify and utilize materials derived from natural sources to develop wound care products in the form of medical devices which meet international standards. For more information, please visit https://www.cuprina.com.

About Ferti-Craft Pte Ltd.

Ferti-Craft is a Singapore-based medtech company innovating world-class medical devices that meet international standards for the human Assisted Reproductive Technology (ART) industry, with special focus on In vitro fertilization (IVF) and Intrauterine insemination (IUI) treatments. Our mission is to make our medical devices available globally at hospitals and fertility clinics. We blend together decades of clinical expertise and cutting-edge technologies to help make dreams come true for the many couples yearning for a child. For more information, please visit https://www.ferti-craft.com/.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Cuprina Holdings (Cayman) Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Cuprina Holdings (Cayman) Limited Investor Contact

Investor Relations

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

+65 8512 7275

Email: ir@cuprina.com.sg

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com